UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42483

TJGC GROUP LIMITED

 (Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On May 6, 2026, the board of directors (the “Board of Directors”) of TJGC Group Limited (the “Company”) approved a consolidation of all of the Company’s issued ordinary shares with no par value at an exchange ratio of one (1) ordinary share with no par value (the “Ordinary Shares”) for every three (3) issued ordinary shares with no par value (the “Shares Consolidation”). Pursuant to the BVI Business Companies Act (Revised Edition, 2020) and the Company’s memorandum and articles of association (the “M&A”), the Company’s Board of Directors is authorized to effect the Shares Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Shares Consolidation.

The Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a split-adjusted basis at the opening of market on May 26, 2026.

The Ordinary Shares will continue to trade on the Nasdaq under the trading symbol “TJGC” but will trade under the following new CUSIP number: G2588N116. The Shares Consolidation will reduce the number of issued ordinary shares with no par value of the Company from 30,300,000 issued ordinary shares with no par value to 10,100,000 Ordinary Shares. Every three (3) issued ordinary shares with no par value will be combined into and automatically become one (1) Ordinary Share as a result of the Shares Consolidation. No fractional shares will be issued in connection with the Shares Consolidation. Instead, the total number of shares to be received by any shareholder of the Company who would otherwise have been entitled to receive a fractional share will be rounded up to the next whole share.

No amendment to the Company’s M&A will be required to be made in relation to the Shares Consolidation, as (i) the par value of the ordinary shares, which is currently nil, will remain at nil after the Shares Consolidation is effected, and (ii) the number of shares authorized to be issued under the Company’s M&A is unlimited and therefore will not be affected by the Shares Consolidation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026

TJGC Group Limited

By:	/s/ Bin Guo
Name:	Bin Guo
Title:	Chief Executive Officer

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